SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the first half of 2009 and 2010 as attached hereto.

Disclaimer:

The financial information relating to the non-consolidated results of operations of Korea Electric Power Corporation (“KEPCO”) for the first half ended June 30, 2009 and 2010 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial results of operations of KEPCO for the first half ended June 30, 2010, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

For the first half ended June 30, 2009 and 2010

(Unit : in billions of Korean Won)	1H 2010	1H 2009	Change
Operating revenues:	17,937	15,724	14.1%
Sale of electric power	17,642	15,541	13.5%
Other operating revenues	183	171	6.9%
Revenues for other businesses	112	12	823.1%
Operating expenses:	20,275	17,251	17.5%
Purchased power	17,344	14,630	18.6%
Maintenance	333	332	0.2%
Depreciation	1,001	989	1.3%
Other operating expenses	1,496	1,279	16.9%
Expenses for other businesses	101	21	379.1%
Operating income	(2,338)	(1,527)	(53.2	) %
Non-operating income:	1,882	1,380	36.4%
Gain on foreign currency transactions and translation	33	20	63.4%
Investment income from affiliates	1,556	1,116	39.4%
Other	293	244	20.1%
Non-operating expenses:	773	642	20.4%
Interest expenses	554	508	9.1%
Loss on foreign currency transactions and translation	81	54	50.1%
Investment loss from affiliates	30	23	31.7%
Other	108	57	88.2%
Earnings before taxes	(1,229)	(789)	(56.0	) %
Provision for income taxes	(332)	(146)	(128	) %
Net income	(897)	(643)	(39.6	) %

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-keun
Title:	Vice President

Date: July 22, 2010